EXHIBIT 11 — Computation of Per Share Earnings

(In thousands, except per share data)	2007	2006	2005
NUMERATOR:
Income before discontinued operations	$772,146	$620,005	$580,771
Income from discontinued operations, net	166,361	71,512	354,891

Net income	938,507	691,517	935,662

Effect of dilutive securities:
None	—	—	—

Numerator for net income per common share — diluted	$938,507	$691,517	$935,662

DENOMINATOR:
Weighted average common shares	494,347	500,786	545,848

Effect of dilutive securities:
Stock options and common stock warrants	1,437	853	1,303

Denominator for net income per common share — diluted	495,784	501,639	547,151

Net income per common share:
Income before discontinued operations — Basic	$1.56	$1.24	$1.06
Discontinued operations — Basic	.34	.14	.65

Net income — Basic	$1.90	$1.38	$1.71

Income before discontinued operations — Diluted	$1.56	$1.24	$1.06
Discontinued operations — Diluted	.33	.14	.65

Net income — Diluted	$1.89	$1.38	$1.71